UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Greg Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS
FINANCIAL RESULTS FOR THE SECOND QUARTER 2008

–	Revenue: $199.6 Million – 13% growth year over year

–	Products & Licenses Revenue: $85.0 Million – 16% growth year over year

–	Deferred Revenue: $279.2 Million – 18% growth year over year

–	Non-GAAP EPS: $0.43 – 12% growth year over year

REDWOOD CITY, Calif., – July 22, 2008 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the second quarter ended June 30, 2008.

“Check Point’s success during the quarter is a direct result of effectively executing our Total Security strategy.” said Gil Shwed, chairman and chief executive officer at Check Point. “We have continued to experience strength across our business which is reflected in the double-digit year over year growth in revenue, earnings per share and deferred revenue.”

Financial Highlights for the Second Quarter of 2008:

—	Total Revenues: $199.6 million, an increase of 13 percent, compared to $176.2 million in the second quarter of 2007. Product and license revenue was $85.0 million, an increase of 16 percent, compared to $73.3 million in the second quarter of 2007.

—	Net Income – GAAP: $79.2 million, an increase of 14 percent, compared to $69.5 million in the second quarter of 2007. Net income in the second quarter of 2008 includes acquisition-related charges of $8.9 million and equity-based compensation expenses of $8.4 million. Net of taxes, these charges totaled $13.5 million. Net income in the second quarter of 2007 included acquisition-related charges of $10.3 million and equity-based compensation expenses of $8.6 million. Net of taxes these charges totaled $16.2 million.

—	Net Income – Non-GAAP: [1] $92.7 million, an increase of 8 percent, compared to $85.7 million in the second quarter of 2007. Non-GAAP net income excludes equity-based compensation expenses and acquisition-related charges. [2]

[1] See “Use of Non-GAAP Financial Information” and “Reconciliation of Supplemental Financial Information” below for more information regarding Check Point’s use of non-GAAP measures.

2 “Equity-based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition- related charges” refer to the impact of the amortization of intangibles.

—	Earnings per Diluted Share – GAAP: $0.36, an increase of 18 percent, compared to $0.31 in the second quarter of 2007. GAAP earnings per diluted share for the second quarter of 2008 included equity-based compensation expenses of $0.04 and acquisition-related charges of $0.05. Net of taxes, these charges totaled $0.07. GAAP earnings per diluted share for the second quarter of 2007 included acquisition-related charges of $0.05 and equity-based compensation expenses of $0.03. Net of taxes these charges totaled $0.07.

—	Earnings per Diluted Share – Non-GAAP: $0.43, an increase of 12 percent, compared to $0.38 in the second quarter of 2007. Non-GAAP earnings per diluted share exclude equity-based compensation expenses and acquisition-related charges.

—	Deferred Revenues: As of June 30, 2008, we had deferred revenue of $279.2 million, a $43 million or 18% increase compared to deferred revenues as of June 30, 2007.

—	Cash Flow: $82.6 million in cash flow from operations and we had $1.34 billion in cash and investments as of June 30, 2008.

—	Share Repurchase Program: During the second quarter of 2008, Check Point repurchased 2.1 million shares at an approximate cost of $50.0 million.

Business Highlights for the Second Quarter of 2008:

Since April we have expanded and continued to improve the performance of our unified line of security gateways. We introduced the Power-1 appliances, a new line of high-performance security gateways delivering excellent performance of up to 14 Gbps and record price performance at less than $4 per Mbps. In addition, we added five new UTM-1 Total Security appliances, expanded the range of solutions from a sub-five thousand dollar model and up to 4.5 Gbps performance providing our customers with more choices when selecting network security appliances. The new appliances further compliment our Open Choice program which allows customers to choose from a variety of gateway security platforms, including Check Point Power-1 and UTM-1 branded appliances, software on open servers and Check Point software integrated on partner appliances.

We continued to address the growing security needs of our customers utilizing Apple’s Mac OS X and iPhone with the release of Check Point Full Disk Encryption (FDE) for the Mac and VPN-1 support for the iPhone. Our FDE for Mac is the only enterprise full-disk encryption solution with pre-boot authentication available in the market today.

During the second quarter we also received awards from third-party industry organizations including: “Best Enterprise Firewall” from SC Magazine for Check Point VPN-1 Power, “Endpoint Security Product of the Year” from Techworld for Check Point Endpoint Security, “VB100 Award” from Virus Bulletin for ZoneAlarm Internet Security and “Ten Best Web Support Sites” for 2008 from Association of Support Professionals

Mr. Shwed concluded, “I am pleased with our results for the quarter as we have now exceeded our plans for the sixth quarter in a row. During that time we have also expanded and executed our strategy of delivering a comprehensive integrated security solution that includes a unified line of security gateways, a single-agent for endpoint security and a single security management console.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 22, 2008 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through August 5, 2008 at the company’s website http://www.checkpoint.com/ir or by telephone at +1.800.642.1687 passcode # 54900277.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the leader in securing the Internet. Check Point offers total security solutions featuring a unified gateway, single endpoint agent and single management architecture, customized to fit customers’ dynamic business needs. This combination is unique and is a result of our leadership and innovation in the enterprise firewall, personal firewall/endpoint, data security and VPN markets.

Check Point’s award-winning ZoneAlarm solutions protect millions of consumer PCs from hackers, spyware and identity theft. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2008 Check Point Software Technologies Ltd. All rights reserved.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, in-process R&D expense and acquisition related charges. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements related to Check Point’s expectations that we will continue to build upon the success of our industry-leading security products by increasing the breadth of their functionality and providing tighter integration throughout our comprehensive product line to address the security needs of our customers worldwide. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: general market conditions in the Check Point’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; and the timely availability and customer acceptance of Check Point’s new and existing products. The forward-looking statements contained in this press release are subject to other factors and risks, including those discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations or beliefs.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$84,973	$73,318	$162,352	$139,366
Software updates, maintenance andservices	114,633	102,874	228,851	200,795

Total revenues	199,606	176,192	391,203	340,161

Operating expenses:
Cost of products and licenses	9,693	6,747	18,686	11,987
Cost of software updates,
maintenance and services	7,101	5,899	13,851	11,357
Amortization of technology	5,800	7,154	12,954	13,416

Total cost of revenues	22,594	19,800	45,491	36,760

Research and development	23,824	20,775	46,569	39,643
Selling and marketing	56,588	55,176	110,248	107,338
General and administrative	13,005	11,621	26,571	25,721
Acquired in process research
and development	-	-	-	17,000

Total operating expenses	116,011	107,372	228,879	226,462

Operating income	83,595	68,820	162,324	113,699
Financial income, net	12,789	11,645	27,409	24,713

Income before income taxes	96,384	80,465	189,733	138,412
Taxes on income	17,211	11,004	32,302	22,003

Net income	$79,173	$69,461	$157,431	$116,409

Earnings per share (basic)	$0.37	$0.31	$0.72	$0.52

Number of shares used in computing
earnings per share (basic)	215,030	223,291	217,568	222,989

Earnings per share (diluted)	$0.36	$0.31	$0.71	$0.52

Number of shares used in computing
earnings per share (diluted)	217,951	226,151	220,192	225,806

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$83,595	$68,820	$162,324	$113,699
Stock-based compensation (1)	8,385	8,588	17,456	16,926
Amortization of intangible assets (2)	8,893	10,338	19,197	19,308
Acquired in process research and
development	-	-	-	17,000

Non-GAAP operating income	$100,873	$87,746	$198,977	$166,933

GAAP net income	$79,173	$69,461	$157,431	$116,409
Stock-based compensation (1)	8,385	8,588	17,456	16,926
Amortization of intangible assets (2)	8,893	10,338	19,197	19,308
Acquired in process research and
development	-	-	-	17,000
Taxes on stock-based compensation and
amortization of intangible assets (3)	(3,753)	(2,698)	(8,017)	(5,344)

Non-GAAP net income	$92,698	$85,689	$186,067	$164,299

GAAP Earnings per share (diluted)	$0.36	$0.31	$0.71	$0.52
Stock-based compensation (1)	0.04	0.03	0.08	0.07
Amortization of intangible assets (2)	0.05	0.05	0.10	0.09
Acquired in process research and
development	-	-	-	0.07
Taxes on stock-based compensation and
amortization of intangible assets (3)	(0.02)	(0.01)	(0.04)	(0.02)

Non-GAAP Earnings per share (diluted)	$0.43	$0.38	$0.85	$0.73

Number of shares used in computing
Non-GAAP earnings per share (diluted)	217,951	226,151	220,192	225,806

(1) Stock-based compensation:
Cost of products and licenses	$15	$13	$27	$24
Cost of software updates,
maintenance and services	194	193	377	310
Research and development	1,204	1,060	2,301	2,070
Selling and marketing	1,926	2,627	4,166	4,348
General and administrative	5,046	4,695	10,585	10,174

	8,385	8,588	17,456	16,926

(2) Amortization of intangible assets
and acquisition related expenses:
Cost of products and licenses	5,800	7,154	12,954	13,416
Selling and marketing	3,093	3,184	6,243	5,892

	8,893	10,338	19,197	19,308
(3) Taxes on stock-based
compensation and amortization of
intangible assets	(3,753)	(2,698)	(8,017)	(5,344)

Total , net	$13,525	$16,228	$28,636	$30,890

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	June 30, 2008	December 31, 2007
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$472,970	$509,664
Marketable securities	279,557	332,355
Trade receivables, net	158,129	201,515
Other current assets	29,899	21,595

Total current assets	940,555	1,065,129

Long-term assets:
Marketable securities	590,246	399,490
Property, plant and equipment, net	57,098	56,947
Severance pay fund	12,115	9,302
Deferred income taxes, net	17,793	14,920
Intangible assets, net	140,937	160,133
Goodwill	664,602	664,910
Other assets	645	636

Total long-term assets	1,483,436	1,306,338

Total assets	$2,423,991	$2,371,467

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$279,188	$273,693
Trade payables and other accrued liabilities	81,404	116,406

Total current liabilities	360,592	390,099

Income tax accrual	91,470	78,545
Deferred tax liability, net	26,845	31,465
Accrued severance pay	17,585	14,403

Total liabilities	496,492	514,512

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	489,017	464,330
Treasury shares at cost	(1,011,033)	(907,022)
Accumulated other comprehensive income (loss)	(6,330)	1,233
Retained earnings	2,455,071	2,297,640

Total shareholders' equity	1,927,499	1,856,955

Total liabilities and shareholders' equity	$2,423,991	$2,371,467

Total cash and cash equivalents and marketable	$1,342,773	$1,241,509

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$79,173	$69,461	$157,431	$116,409
Adjustments to reconcile net income to net cash provided by
operating activities:

Depreciation and amortization of property, plant and equipment	2,186	1,707	4,375	2,944
Decrease (increase) in trade and other receivables, net	(11,342)	2,063	36,784	40,624

Increase (decrease) in deferred revenues, trade payables and
other accrued liabilities	1,213	(7,557)	4,544	(13,343)
Acquisition of in process research and development	-	-	-	17,000

Amortization of intangible assets	8,893	10,338	19,197	19,308
Stock-based compensation	8,385	8,588	17,456	16,926
Excess tax benefit from stock-based compensation	(2,681)	-	(6,029)	-
Deferred income taxes, net	(3,268)	(3,136)	(8,323)	(8,396)

Net cash provided by operating activities	82,559	81,464	225,435	191,472

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Protect Data,
net	(9,042)	(260)	(9,042)	(594,294)
Investment in property, plant and equipment	(2,591)	(5,564)	(4,526)	(9,986)

Net cash used in investing activities	(11,633)	(5,824)	(13,568)	(604,280)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	9,304	7,418	15,772	14,935
Purchase of treasury shares	(50,000)	(50,000)	(123,000)	(105,627)
Excess tax benefit from stock-based compensation	2,681	-	6,029	-

Net cash used in financing activities	(38,015)	(42,582)	(101,199)	(90,692)

Unrealized gain (loss) on marketable securities, net	(8,844)	(4,388)	(9,404)	3,738

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	24,067	28,670	101,264	(499,762)

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,318,706	1,121,506	1,241,509	1,649,938

Cash and cash equivalents, deposits and marketable securities
at the end of the period	$1,342,773	$1,150,176	$1,342,773	$1,150,176

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 22, 2008	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Tal Payne —————————————— Tal Payne Chief Financial Officer